

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

> **Re: NIP Group Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 5, 2023**
> **CIK No. 0001966233**

Dear Mario Yau Kwan Ho:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1/A filed June 5, 2023

Prospectus Summary, page 1

1.   We note your revised disclosure in response to comment 4. To the extent you have not entered into agreements with education companies and digital collection platforms, or received any intellectual property protections, revise to clarify that these statements are only aspirational and that you have not entered into any agreements or established IP rights and that you do not know if or when you ever will. If you have entered into such agreements or have established IP rights, or you have immediate plans to do so, please indicate the costs associated with undertaking specific business activities the timeframe in which you anticipate offering these products and/or services, and the basis of your conclusions.

2.   We note your revised disclosure in response to comment 5. Please clarify your disclosure to specify the particular Frost & Sullivan report you cite. Also, if you commissioned this report, please file a consent from Frost & Sullivan. Please see Securities Act Rule 436.

3.   We note your revised disclosure in response to comment 6. We also note that there are 21 "Other Existing Shareholders." If any one of those 21 shareholders is known to you to be the beneficial owner of more than five percent of voting securities, please identify that shareholder in the footnotes to your diagram.

4.   We note you revisions in response to comment 7 and your statement that you "have obtained requisite permissions and licenses for our operations in the PRC in all material aspects." Please revise to delete the materiality qualifier. State affirmatively whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. As it appears that you did not rely on an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors, state that that is the case and explain why such an opinion was not obtained.

Risk Factors
Risks Related to Doing Business in China
The PRC government has significant oversight and discretion...., page 46

5.   We note response to comment 10 and your statement that "[t]he PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time." Please revise to state that this could result in a material change in your operations and/or the value of the securities you are registering.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page 83

6.   We note your response to comment 11. We also note that the transaction will be accounted for using the acquisition method of accounting in accordance with ASC 805; however, we did not note any purchase price allocation adjustments reflected in the pro forma financial statements. Please advise. Additionally, please confirm your intended accounting treatment of the January 2023 transaction, and the basis for your treatment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

7.   We note your revisions to pages 96 and 97 in response to our comment 12. In an appropriate place in your Management Discussion and Analysis, please discuss any known trends that may be impacting this measure with a view to understanding how and

whether such trend may impact your ability to be profitable in the future.

<u>Results of Operations, page 92</u>

8. We note your response to comment 15. Please expand your results of operations discussion on talent management services to clarify that the majority of this revenue is generated from a related party.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services